#615 - 800 West Pender St.
Vancouver, B C V6C 2V6
Tel: 604-687 - 2038; Fax: 604-687 - 3141

TSX-V – NPH

Financial Statements Request Form

You may send your request to the company by mail, fax or email.

Changes to certain securities laws in Canada no longer require an issuer to automatically deliver a copy of its most recently filed interim or annual financial statements, as the case may be, and associated management discussion and analysis to registered shareholders and/or non-registered shareholders that have requested they be placed on a supplemental mailing list.

If you would like to receive either our interim financial statements and associated Management Discussion and Analysis and/or our annual financial statements and associated Management Discussion and Analysis, please make your selection and provide the information requested below.

Notwithstanding your election below, copies of these documents may be obtained without charge upon request to us at the contact details specified below. You may also access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements.

Shareholder Name ______________________________

Address ______________________________

____

Email Address ______________________________

I would like to receive the documents by: MAIL ☐ EMAIL ☐

NUVA PHARMACEUTICALS INC.
#615 – 800 West Pender St.
Vancouver, B C V6C 2V6 Canada Tel: 604-687 - ; Fax: 604-687 - 3141

ALDA PHARMACEUTICALS CORP.
will use the information collected solely for the mailing of such financial statements.